UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Aesthetic Medical International Holdings Group Limited
(Name of Issuer)

Ordinary shares, par value $0.001 per share
(Title of Class of Securities)

00809M104**
(CUSIP Number)

Vistra (Cayman) Limited
P. O. Box 31119
Grand Pavilion, Hibiscus Way
802 West Bay Road, Grand Cayman
KY1 - 1205 Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** No CUSIP number has been assigned to ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”). CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Peak Asia Investment Holdings V Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
Beacon Technology Investment Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I, GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
ADV Opportunities Fund I GP Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
ADV Partners Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
15,576,960

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
15,576,960

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
Bradley Dean Landes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,576,960

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,576,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
Suresh Eshwara Prabhala

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,576,960

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,576,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

1	NAMES OF REPORTING PERSONS
Jianyi Zhu (Kenichi Shu)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,576,960

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,576,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,576,960

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Calculated based on the number of Ordinary Shares owned by the Reporting Person divided by all of the 70,838,671 issued and outstanding Ordinary Shares of the Issuer as of September 5, 2020.

Explanatory Note

This Schedule 13D is being filed to reflect the purchase by Peak Asia Investment Holdings V Limited (“Peak Asia”) of US$5,000,000 aggregate principal amount of the 2020 Convertible Notes (as defined below), which will become convertible into Ordinary Shares (as described below) on the six month anniversary of their issuance.

Item 1.	Security and Issuer.

This Schedule 13D relates to ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited (the “Issuer”). The Issuer’s principal executive office is located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052.

Item 2.	Identity and Background.

(a)The persons filing this statement are Peak Asia, Beacon Technology Investment Holdings Limited (“Beacon”), ADV Opportunities Fund I, L.P. (“ADV LP”), ADV Opportunities Fund I, GP, L.P. (“ADV GP LP”), ADV Opportunities Fund I GP Ltd (“ADV GP”), ADV Partners Holdings Ltd (“ADV Holdings”), Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Jianyi Zhu (Kenichi Shu) (collectively, the “Reporting Persons”).

Peak Asia is wholly owned by Beacon, which in turn is wholly owned by ADV LP. The general partner of ADV LP is ADV GP LP, whose general partner is ADV GP, which is wholly owned by ADV Holdings. ADV Holdings is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Jianyi Zhu (Kenichi Shu).

(b) The principal executive offices of each are as follows:

Peak Asia: Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands

Beacon: c/o Citco Hong Kong Limited, Unit 1001, 10/F., Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong

ADV LP: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

ADV GP LP: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

ADV GP: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

ADV Holdings: c/o Maples Corporate Services Limited, PO Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104

Mr. Bradley Dean Landes: c/o ADV Partners Limited, Unit 714, 7th Floor, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong

Mr. Suresh Eshwara Prabhala: c/o ADV PARTNERS ADVISORS INDIA PRIVATE LIMITED. UNIT NO. 1509 & 1510, 15TH FLOOR, ONE BKC, PLOT NO. C-66, 'G' BLOCK, BKC, BANDRA (E) MUMBAI - 400051

Mr. Jianyi Zhu: c/o ADV Partners Limited, Unit 714, 7th Floor, Core F, Cyberport 3, 100 Cyberport Road, Hong Kong

(c) Each of the Reporting Persons is principally engaged in the business of investment in securities. Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Jianyi Zhu (Kenichi Shu) are Directors of ADV Holdings.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each is as follows:

Peak Asia: British Virgin Islands

Beacon: Hong Kong

ADV LP, ADV GP LP, ADV GP and ADV Holdings: Cayman Islands

Mr. Bradley Dean Landes: United States of America

Mr. Suresh Eshwara Prabhala: India

Mr. Jianyi Zhu: Japan

Item 3.	Source and Amount of Funds or Other Consideration.

On December 8, 2016, Peak Asia purchased 9,600,000 Series A Preferred Shares (the “Series A Shares”) for US$9,600,000. On December 8, 2016, the Issuer issued a convertible note at principal amount of US$8.7 million (equivalent to RMB60.2 million) to Peak Asia (the “AIH Note”). Also, on December 8, 2016, certain affiliates of the Issuer issued exchangeable notes at principal amounts of approximately US$1.3 million, US$6.4 million and US$6.2 million, respectively, or an aggregate of approximately US$13.9 million, to Peak Asia (the “Affiliate Notes”). In connection with the Issuer’s initial public offering of the Ordinary Shares, on October 29, 2019, the Series A Shares, AIH Note and Affiliate Notes held by Peak Asia were converted into 15,576,960 Ordinary Shares.

On September 17, 2020, Peak Asia purchased a convertible note (the “2020 Convertible Notes”) from the Issuer for US$5,000,000, and entered into an option, upon the Issuer’s written request with twelve months of the issuance of the initial 2020 Convertible Notes and at Peak Asia’s absolute discretion, to purchase an additional US$5,000,000 aggregate principal amount of 2020 Convertible Notes.

Peak Asia used its own working capital to acquire the securities described in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms of the 2020 Convertible Notes, the Purchase Agreement, the Exit Payments Agreement and the Shareholder and Note Holder Agreement, various alternative courses of action, including, without limitation, those related to various matters relating to the outstanding debt of the Issuer, including with respect to debt held from time to time by any of the Reporting Persons or its affiliates, which may include, but not be limited to, conversion of some or all of the debt into equity of the Issuer or one or more of its subsidiaries, foreclosure on collateral, material refinancing of such debt, a restructuring, reorganization or recapitalization transaction, which could include the purchase, repayment or exchange of some or all of the existing equity or debt securities of the Issuer or a refinancing of the Issuer’s indebtedness, an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors of the Issuer (including board composition) or management of the Issuer; acting as a participant in financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the 2020 Convertible Notes, the Purchase Agreement, the Exit Payments Agreement and the Shareholder and Note Holder Agreement (each as defined below), the Reporting Persons or their affiliates may seek to acquire or dispose of securities of the Issuer, including Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the 2020 Convertible Notes, the Purchase Agreement, the Exit Payments Agreement and the Shareholder and Note Holder Agreement, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) (b) The information set forth in the cover pages hereto is hereby incorporated in its entirety herein. Each of Beacon, ADV LP, ADV GP LP, ADV GP, ADV Holdings and Messrs. Landes, Prabhala and Zhu may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares which Peak Asia directly beneficially owns. Each of Beacon, ADV LP, ADV GP LP, ADV GP, ADV Holdings and Messrs. Landes, Prabhala and Zhu disclaims beneficial ownership of such Ordinary Shares for all other purposes.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the Ordinary Shares or any securities convertible into Ordinary Shares.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated by reference herein, as applicable.

Shareholder and Note Holder Agreement

On November 15, 2018, the Issuer entered into an amended and restated shareholder and note holder agreement with certain of its investors, including Peak Asia (the “shareholder and note holder agreement”). Except for the registration rights, all the rights under the shareholder and note holder agreement terminated upon the completion of the Issuer’s initial public offering. Pursuant to the shareholder and note holder agreement, the Issuer granted certain demand and piggyback registration rights to its investors, including Peak Asia. Such registration rights terminate upon the earlier of (i) five years following the consummation of the Issuer’s initial public offering or (ii) such time at which all registrable securities held by a shareholder proposed to be sold may be sold under Rule 144 of the Securities Act in any 90-day period without registration in compliance with Rule 144 of the Securities Act. Set forth below is a description of the registration rights granted under the agreement. Set forth below is a description of the registration rights granted under the agreement.

Memorandum of Association

Pursuant to Article 80 of the Issuer’s Fourth Amended and Restated Memorandum of Association (the “Memorandum”), effective as of October 29, 2019, for so long as Peak Asia continues to hold Ordinary Shares and/or the American depositary shares representing the Ordinary Shares that represent at least ten percent (10%) of the outstanding and issued Ordinary Shares, Peak Asia shall have the right to appoint one (1) director to the Issuer’s board of directors, by a written notice of appointment to the Issuer duly executed by Peak Asia. Currently, Mr. Wei Zhinan Nelson and Mr. Yan Hongfei are on the Issuer’s board of directors: each was appointed to the Issuer’s board of directors pursuant to the Issuer’s memorandum and articles of association then in effect before the completion of the Issuer’s initial public offering in October 2019.

Purchase Agreement

On September 15, 2020, the Issuer, Beacon Technology Investment Holdings Limited and Peak Asia entered into that certain Convertible Note Purchase Agreement (the “Purchase Agreement”), pursuant to which (i) the Issuer issued and sold to Peak Asia 2020 Convertible Notes in a principal amount of US$5,000,000 for gross proceeds of $5,000,000 and (ii) upon the Issuer’s written request with twelve months of the issuance of the initial 2020 Convertible Notes and at Peak ADV’s absolute discretion, the Issuer may sell to Peak Asia additional 2020 Convertible Notes in a principal amount of no more than US$5,000,000.

2020 Convertible Notes

The 2020 Convertible Notes do not bear interest, provided, any amount which is not paid when due under the 2020 Convertible Notes shall bear interest at an interest rate of 18% per annum, compounded daily. The 2020 Convertible Notes shall mature on September 17, 2023 (the “Initial Maturity Date”); provided that upon the Issuer’s request in writing at any time before the Initial Maturity Date, the holder may in its absolute discretion agree in writing that the maturity date shall be extended for a further period of six (6) months.

At any time on or after the maturity date, the holder may elect to require the Issuer to redeem the 2020 Convertible Notes in whole (but not in part), at a price equal to the applicable Redemption Price (as defined in the 2020 Convertible Notes). The Issuer may optionally redeem the 2020 Convertible Notes in whole (but not in part), at a price equal to the applicable Redemption Price.

The holder of the 2020 Convertible Notes shall have the right at any time after six (6) months from the original issuance date of the 2020 Convertible Notes, to convert all or part of the then outstanding principal amount of the 2020 Convertible Notes plus such additional amount as will result in the holder achieving an internal rate of return in respect of the principal amount converted of 12.5%, compounded annually and calculated from the original issuance date up to the date of conversion (the “Conversion Catch-up Amount”), into the number of Ordinary Shares as is equal to the quotient of (x) the outstanding principal amount of the 2020 Convertible Notes that is to be converted plus the applicable Conversion Catch-up Amount, divided by (y) the then applicable Conversion Price (as defined in the 2020 Convertible Notes).

The 2020 Convertible Notes are secured by a pledge of the equity interests of certain subsidiaries of the Issuer (collectively, the “Pledge Documents”).

Exit Payments Agreement

On September 15, 2020, the Issuer, Dr. Zhou Pengwu, Ms. Ding Wenting and Peak Asia entered into that certain Exit Payments Agreement (the “Exit Payments Agreement”), pursuant to which Peak ADV will be entitled to a payment from the Issuer of up to US$3,000,000 for each 2020 Convertible Note it purchases (up to US$6,000,000 in aggregate to the extent it elects to purchase both 2020 Convertible Notes), if within a period of two years and six months (extendable for another six months) the conditions set out in the Exit Payments Agreement are met.

The above descriptions of the Shareholder and Note Holder Agreement, the Purchase Agreement, the 2020 Convertible Notes, the Exit Payments Agreement and the Pledge Documents do not purport to be complete and are qualified in their entirety by reference to such agreements (or the form of such agreement) and documents, copies of which are filed as Exhibits B through H, respectively, to this Schedule 13D and which are incorporated by reference herein

Item 7.	Material to Be Filed as Exhibits.

Exhibit A Joint Filing Agreement by and among the Reporting Persons (filed herewith).

Exhibit B Further amended and restated shareholder and note holder agreement between the registrant and other parties named therein dated December 31, 2018 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019).

Exhibit C Fourth amended and restated memorandum and articles of association of the Issuer, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-234022), as amended, initially filed with the SEC on September 30, 2019).

Exhibit D Form of Purchase Agreement, including the form of 2020 Convertible Notes (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 6-K, filed with the SEC on September 8, 2020).

Exhibit E Form of Exit Payments Agreement (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 6-K, filed with the SEC on September 8, 2020).

Exhibit F Form of First Rank Deed of Share Charge over 51% of Shares in Dragon Jade Holdings Limited  (incorporated by reference to Exhibit 99.6 to the Issuer’s Current Report on Form 6-K, filed with the SEC on September 8, 2020).

Exhibit G Form of First Rank Deed of Share Charge over 51% of Shares in Peng Oi Investment (Hong Kong) Holdings Limited (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report on Form 6-K, filed with the SEC on September 8, 2020).

Exhibit H Forms of Equity Interest Pledge Agreements (incorporated by reference to Exhibit 99.8 to the Issuer’s Current Report on Form 6-K, filed with the SEC on September 8, 2020).

SIGNATURE

After reasonable inquiry and to the best of my or its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

PEAK ASIA INVESTMENT HOLDINGS V LIMITED

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Director

BEACON TECHNOLOGY INVESTMENT HOLDINGS LIMITED

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I, L.P.

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I, GP, L.P.

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

ADV OPPORTUNITIES FUND I GP LTD

By:	/s/ Ramanathan Subramanian Arun Kumar
Name: Ramanathan Subramanian Arun Kumar
Title: Authorized Signatory

[Signature Page to Form 13D Filing]

ADV PARTNERS HOLDINGS LTD

By:	/s/ Bradley Dean Landes
Name: Bradley Dean Landes
Title: Director

By:	/s/ Suresh Eshwara Prabhala
Name: Suresh Eshwara Prabhala
Title: Director

By:	/s/ Kenichi Shu
Name: Kenichi Shu
Title: Director

/s/ Bradley Dean Landes
Mr. Bradley Dean Landes

/s/ Suresh Eshwara Prabhala
Mr. Suresh Eshwara Prabhala

/s/ Kenichi Shu
Mr. Kenichi Shu

[Signature Page to Form 13D Filing]